Tiptree Financial Inc.

780 Third Avenue, 21st Floor

New York, New York 10017

October 16, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:     Mr. Michael McTiernan and Mr. Jerard Gibson

Re:	Tiptree Financial Inc.

Registration Statement on Form S-3

Filed August 9, 2013

File No. 333-190515 (the “Registration Statement”)

Dear Mr. McTiernan and Mr. Gibson:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Tiptree Financial Inc. (the “Registrant”) hereby respectfully requests that the effective date for the above-referenced Registration Statement, as amended by Amendment No. 1 to the Registration Statement filed on September 10, 2013 and Amendment No. 2 to the Registration Statement filed on October 2, 2013, be accelerated so that it will be declared effective at 1:00 p.m., New York City time, on October 18, 2013, or as soon as practicable thereafter.

Notwithstanding the foregoing, the Registrant acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declared the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify me of the time at which the Registration Statement was declared effective pursuant to this acceleration request.

Securities and Exchange Commission

October 16, 2013

If you have any questions or comments or require further information with respect to the foregoing, please do not hesitate to call me at (212) 446-1407.

Very truly yours,

/s/ Neil C. Rifkind
Neil C. Rifkind
Vice President, General Counsel and Secretary

cc:	Geoffrey Kauffman, President and Chief Executive Officer, Tiptree Financial Inc.

Michael R. Littenberg, Esq., Schulte Roth & Zabel LLP

Farzad Damania, Esq., Schulte Roth & Zabel LLP